Exhibit 99.1

PRESS RELEASE

Rediff.com acquires minority stake in Tachyon Technologies

Bangalore, India, December 19, 2006: Rediff.com India Limited (NASDAQ: REDF), one of the leading worldwide online providers of news, information, communication, entertainment and shopping services (“Rediff”), announced today that it has acquired a minority stake in Tachyon Technologies, a Bangalore based software company (“Tachyon”), for an undisclosed sum. Today’s announcement is a part of Rediff’s efforts to boost its competitiveness by investing in start-up companies with innovative technologies that allow Rediff to provide better services for its customers.

Ajit Balakrishnan, Chief Executive Officer and founder of Rediff.com, said “We aspire to encourage promising start-ups to develop innovative world class products that support our business. As a part of such efforts, we are delighted to have an opportunity to invest in a promising start-up company, such as Tachyon Technologies.”

Venki Nishtala, Chief Technology Officer of Rediff.com, added “As a leading Internet portal of the country, we believe enhanced Indian language use capability through Tachyon’s innovative software can help fuel product innovation and is consistent with our strategy of promoting growth by introducing innovative technologies. The predictive text input technology developed by Tachyon is based on sophisticated machine learning techniques and is an improvement on simple phonetic maps and specialized language keyboards, thus enabling millions of Indians to benefit from the Internet.”

Tachyon Technologies has built a world class product named ‘Quillpad’, which enables users to type in English alphabets to input words in other languages (in the respective scripts) with ease on the basis of phonetics, allowing them to communicate in their language of choice. Rediff.com has adopted this technology in its “Rediffmail” email and “Rediff Bol” messenger service.

99.1-1

Commenting on the Rediff’s investment in Tachyon, Ram Prakash H, CEO of Tachyon Technologies, said “Rediff.com’s investment in Tachyon Technologies should provide us with the capital we need to enhance our development infrastructure. Hopefully, this will help us to realize our ultimate goal of developing great products”

K S Sreeram, co-founder of Tachyon Technologies added, "Tachyon, as one of the technologically innovative companies in India, welcomes this opportunity to be associated with Rediff.com. We know from our experience that people at Rediff.com understand the importance of product innovation and development to succeed in this competitive environment.”

About Tachyon Technologies

Tachyon Technologies, founded by Ram Prakash H and K.S Sreeram in 2000, is working on innovative product ideas in the areas of machine learning, computer networking and programming languages. Products recently released by Tachyon include Quillpad (http://quillpad.in), an intelligent transliteration technology for Indian languages and CSpace (http://cspace.in), a secure decentralized user-to-user communication platform. Tachyon has its offices in Bangalore and Chennai. More information about the company can be found at http://tachyon.in.

About Rediff.com

Rediff.com is one of the leading worldwide online providers of news, information, communication, entertainment and shopping services for Indians. Founded in 1996, Rediff.com is headquartered in Mumbai, with offices in New Delhi and New York, USA.

Safe Harbor

Except for historical information and discussions contained herein, statements included in this release may constitute “forward-looking statements.” These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, the slowdown in the internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy, managing risks associated with customer products, the wide spread acceptance of the internet as well as other risks detailed in the reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to

99.1-2

time, make additional written and oral forward-looking statements, including statements contained in its filings with the Securities and Exchange Commission and its reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by it or on its behalf.

For further information, please contact:

Ajay Menon	Ajit Pai / Neyda Huq
Rediff.com India Limited	Genesis Burson-Marsteller
Tel: 91-22-24449144	Tel: 91-80-25589122
Email: ajaym@rediff.co.in	Email: ajit.pai@bm.com / neyda.huq@bm.com

99.1-3